# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 06/04/2024
Filed by CIK 0001983453
Persons authorized to receive notices and communications: Oguz Alper Oktem, Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485, 0 (850) 308 34 19

## Reporting persons
- Oguz Alper Oktem (CIK 0001983453): type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 12,818,641; shared voting power 0; sole dispositive power 12,818,641; shared dispositive power 0; aggregate amount beneficially owned 12,818,641 (16.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 20, 2023 (as amended to date, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Marti Technologies, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Schedule 13D filed on July 20, 2023, the Reporting Person has acquired the Class A Ordinary Shares reported herein pursuant to awards granted to the Reporting Person by the Issuer in consideration for services rendered to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference to this Item 5.

The Reporting Person may be deemed to beneficially own 12,818,641 Class A Ordinary Shares, representing 16.5% of the Class A Ordinary Shares, based upon 77,708,475 Class A Ordinary Shares outstanding as of June 30, 2025.

The Reporting Person is the record holder of (i) 11,808,364 Class A Ordinary Shares and (ii) 1,010,277 Class A Ordinary Shares underlying restricted stock units that will vest within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Oguz Alper Oktem: /s/ Oguz Alper Oktem, Oguz Alper Oktem (07/02/2025)